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               FY2006 Third Quarter Consolidated Financial Results
                   (October 1, 2005 through December 31, 2005)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                                February 7, 2006
Company name                                          : Toyota Motor Corporation
Stock exchanges on which the shares are listed        : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                        Stock Exchanges in Japan
Code number                                           : 7203
Location of the head office                           : Aichi Prefecture
URL                                                   : http://www.toyota.co.jp
Representative                                        : Katsuaki Watanabe, President
Contact person                                        : Masaki Nakatsugawa, General Manager, Accounting Division
                                                        Tel. (0565) 28-2121
Whether or not to be prepared in accordance with      : Yes
accounting principles generally accepted in the
United States of America

Results of FY2006 third quarter (October 1, 2005 through December 31, 2005)

(1) Consolidated financial results                                 (Amounts are rounded to the nearest million yen)
-------------------------------------------------------------------------------------------------------------------
                                                                                      Income before income taxes,
                                                                                   minority interest and equity in
                                Net revenues                Operating income       earnings of affiliated companies
-------------------------------------------------------------------------------------------------------------------
                         Million yen            %       Million yen            %       Million yen            %
FY2006 third quarter       5,333,387       [14.8]           482,211       [14.0]           639,974       [43.1]
FY2005 third quarter       4,644,062        [5.9]           422,900        [5.3]           447,188        [4.1]
-------------------------------------------------------------------------------------------------------------------
FY2005                    18,551,526                      1,672,187                      1,754,637
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                 Net income               Net income per share           Net income per share
                                                                 - Basic                      - Diluted
-------------------------------------------------------------------------------------------------------------------
                         Million yen            %                            Yen                            Yen
FY2006 third quarter         397,574       [34.1]                         122.22                         122.17
FY2005 third quarter         296,533        [3.5]                          90.35                          90.33
FY2005                     1,171,260                                      355.35                         355.28
-------------------------------------------------------------------------------------------------------------------

Note: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.


(2) Consolidated financial position
-------------------------------------------------------------------------------------------------------------------
                         Total assets          Shareholders' equity          Ratio of          Shareholders' equity
                                                                       shareholders' equity          per share
-------------------------------------------------------------------------------------------------------------------
                                Million yen            Million yen                        %                     Yen
FY2006 third quarter             27,545,199             10,194,498                     37.0                3,133.76
FY2005                           24,335,011              9,044,950                     37.2                2,767.67
-------------------------------------------------------------------------------------------------------------------